Exhibit 6.3

DENIM.LA, INC

January 30, 2013

Corey Epstein

1134 11th St.

Unit 101

Santa Monica, CA 90403

Re:	Employment Agreement

Dear Corey:

On behalf of Denim.LA, Inc. (the "Company"), I am pleased to offer you employment in the position of Chief Executive Officer, reporting to the Board of Directors. This letter sets out the terms of your employment with the Company, which will start on January 30, 2013.

You will be paid a starting base salary of $1.00 every two weeks (which equals $24.00 per year), less applicable tax and other withholdings, in accordance with the Company's normal payroll procedure; provided, however, that starting the payroll period after the three-month anniversary of your start date, you will be paid a base salary of $2,500.00 every two weeks (which equals $60,000.00 per year). Your base salary then will be re-evaluated by the Company's Board of Directors three months after such increase. This position is an exempt position, which means you are paid for the job and not by the hour. Accordingly, you will not receive overtime pay if you work more than 8 hours in a workday or 40 hours in a workweek.

If and when the Company institutes any fringe benefits plans applicable to its employees, you will also be eligible to participate in such plans in accordance with the Company's benefit plan requirements. You will also be eligible to participate in any incentive compensation plan that may be established by the Company during your employment.

Your employment with the Company is "at will." This means it is for no specified term and may be terminated by you or the Company at any time, with or without cause or advance notice. In addition, the Company reserves the right to modify your compensation, position, duties or reporting relationship to meet business needs and to decide on appropriate discipline.

As a condition of your employment, you will be required to sign the Company's standard form of employee nondisclosure and assignment agreement (a copy of which is enclosed), and to provide the Company with documents establishing your identity and right to work in the United States. Those documents must be provided to the Company within three business days of your employment start date.

In the event of any dispute or claim relating to or arising out of your employment relationship with the Company, this agreement, or the termination of your employment with the Company for any reason (including, but not limited to, any claims of breach of contract, defamation, wrongful termination or age, sex, sexual orientation, race, color, national origin, ancestry, marital status, religious creed, physical or mental disability or medical condition or other discrimination, retaliation or harassment), you and the Company agree that all such disputes shall be fully resolved by confidential, binding arbitration conducted by a single arbitrator through the American Arbitration Association ("AAA") under the AAA's National Rules for the Resolution of Employment Disputes then in effect, which are available online at the AAA's website at www.adr.org or by requesting a copy from the Company's Chief Executive Officer. You and the company hereby waive your respective rights to have any such disputes or claims tried before a judge or Jury.

This agreement and the non-disclosure agreement referred to above constitute the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior or contemporaneous negotiations, representations or agreements between you and the Company. The provisions of this agreement regarding "at will" employment and arbitration may only be modified by a document signed by you and an authorized representative of the Company.

Corey, we look forward to working with you at the Company. Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this agreement.

Sincerely,

DENIM.LA, INC.

By	/s/ Corey Epstein
Corey Epstein
Chief Executive Officer

I agree to and accept employment with Denim.LA, Inc. on the terms and conditions set forth in this agreement. I understand and agree that my employment in the Company is at-will.

Date: January 30, 2013	/s/ Corey Epstein
Corey Epstein